UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No.  )*

North American Galvanizing & Coatings, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

65686Y
 (CUSIP Number)

Ronald J. Evans
5314 S Yale Avenue, Suite 1000
Tulsa, OK 74135
 Telephone: (918) 494-0964

With a copy to:

 Beth B. Pulley
5314 S Yale Avenue, Suite 1000
Tulsa, OK 74135
 Telephone: (918) 494-0964
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

February 23, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65686Y

1	NAMES OF REPORTING PERSONS Ronald J Evans

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

920,085 shares

	8	SHARED VOTING POWER

0 shares

	9	SOLE DISPOSITIVE POWER

920,085 shares

	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

920,085 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 65686Y

Item 1.   Security and Issuer.

Ronald J. Evans (the “Reporting Person”) is filing this statement on Schedule 13D with respect to shares of common stock, par value $0.10 per share, of North American Galvanizing & Coatings, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 5314 S Yale Avenue, Suite 1000, Tulsa, OK 74135.

Item 2.   Identity and Background.

1)	(a)	Name:	Ronald J. Evans

	(b)	Address:	5314 S Yale Avenue, Suite 1000, Tulsa, OK 74135.
	(c)	Principal Business:	President, Chief Executive Officer and Director of the Issuer

	(f)	Citizenship:	United States

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

The Reporting Person acquired beneficial ownership of shares of common stock of North American Galvanizing & Coatings, Inc. with personal funds and from awards under the Issuer’s share-based compensation programs.

Item 4.   Purpose of Transaction.

The Reporting Person currently serves on the board of directors and as an officer of the Issuer.  As a director and officer, the Reporting Person may have influence over any corporate activity of the Issuer, including the activities described in Item 4(a) through 4(i) of Schedule 13D.

CUSIP No. 65686Y

Item 5.   Interests in Securities of the Issuer.

(a) The following list sets forth the aggregate number and percentage (based on 16,633,942 shares of Common Stock outstanding as of February 23, 2010) of outstanding shares of Common Stock owned beneficially by the Reporting Person, as of February 23, 2010:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned

Ronald J. Evans	920,085 Shares	5.4%

(b) The Reporting Person has the sole power to vote or to direct the voting of 920,085 shares of Common Stock of the Issuer, and has the sole power to dispose or direct the disposition of all such shares of Common Stock, representing approximately 5.4% of the outstanding shares of Common Stock.  For purposes of calculating the percentage of beneficial ownership of the Reporting Person, the total number of shares of Common Stock considered to be outstanding is 16,633,942, based on information obtained from the Issuer.  Of the total number of shares, 400,000 shares are held under presently exercisable stock options.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.   Material to be Filed as Exhibits.

None.

CUSIP No. 65686Y

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Dated:     March 5, 2010
/s/ Ronald J. Evans
Ronald J. Evans

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).